

December 18, 2023

David Gow
Chief Executive Officer
SportsMap Tech Acquisition Corp.
5353 West Alabama, Suite 415
Houston, Texas 77056

> **Re: SportsMap Tech Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 13, 2023**
> **File No. 333-275521**

Dear David Gow:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Sales of a substantial number of our securities in the public market by the registered holders or by our other existing securityholders..., page 38

1.    We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Please expand your disclosure to highlight the current approximate percentage of securities being registered for resale out of the total number of securities outstanding.

Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Ralph V. De Martino, Esq.